July 28, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Energy and Water Development Corp.

Amendment No. 4 to Information Statement on Form 1-A

Filed July 28, 2020

File No. 024-11168

Ladies and Gentlemen:

Energy and Water Development Corp. (the “Company”) understands that the staff of the U.S. Securities and Exchange Commission (the “Commission”) has completed its review of the above-referenced Offering Statement on Form 1-A (the “Offering Statement”) and we hereby request that the Commission issue a qualification order for the Offering Statement, so that it may be qualified on Wednesday, July 29, 2020 or as soon thereafter as practicable.

The Company hereby acknowledges that:

•

Should the Offering Statement be declared qualified, such qualification will not foreclose the Commission from taking any action with respect to the Offering Statement;

•

The declaration of the Offering Statement as qualified does not relieve the Company from its responsibilities for the adequacy and accuracy of the disclosures contained in the Offering Circular included in the Offering Statement; and

•

The Company may not assert the lack of comment by Commission staff on the Offering Statement or the declaration of qualification of the Offering Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We note that there are no participants in the Company’s offering that are required to clear compensation arrangements with FINRA.

We respectfully request that the Company be notified of the requested qualification by telephone call or email to the undersigned at (347) 871-8927/ velazquezi@eawctechnologies.com or to our legal counsel, Amy Maliza of di Santo Law PLLC, at (305) 587-2699/ amaliza@disantolaw.com.

Very truly yours,

ENERGY AND WATER DEVELOPMENT CORP.

By:	/s/ Ralph Hofmeier
Name:	Ralph Hofmeier
Title:	Chief Executive Officer

cc:

Amy Maliza, di Santo Law PLLC

Energy And Water Development Corp - 7901 4th St. N STE 4174 St. Petersburg, FL 33702  - T. +1 305 517 7330 - Info@eawctechnologies.com

www.eawctechnologies.com